July 1, 2019

Daniel H. Schulman
President and Chief Executive Officer
PayPal Holdings, Inc.
2211 North First Street
San Jose, California 95131

       Re: PayPal Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Response Dated June 21, 2019
           File No. 001-36859

Dear Mr. Schulman:

        We have reviewed your June 21, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
June 10, 2019 letter.

Form 10-K for Fiscal Year Ended December 31, 2018

Risk Factors
Our Business is subject to extensive government regulation....
Economic and Trade Sanctions, page 22

1. We note your response to comment number 1. As requested, please tell us the countries involved in the transactions that you self-reported to the Treasury Department's Office of
       Foreign Assets Control.
 Daniel H. Schulman
PayPal Holdings, Inc.
July 1, 2019
Page 2


     You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or
Jennifer
Thompson, Accounting Branch Chief at (202) 551-3737 with any questions.



FirstName LastNameDaniel H. Schulman                   Sincerely,
Comapany NamePayPal Holdings, Inc.
                                                       Division of Corporation
Finance
July 1, 2019 Page 2                                    Office of Consumer
Products
FirstName LastName